Delisting Determination,The Nasdaq Stock Market, LLC,
April 22, 2009, Silicon Graphics, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Silicon Graphics, Inc.
(the Company), effective at the opening of the trading session on May 4, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
5550(b)(1). (That Marketplace Rule was enumerated as
4310(c)(3)(B) at the time of the determination.)
The Company was notified of the Staffs determination on March 3, 2009. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on April 13, 2009 and trading in the Companys securities was suspended on April 15, 2009. The Staffs Determination to delist the Company became final on April 15, 2009.